FILER:
COMPANY DATA:
COMPANY CONFORMED NAME: SODEXHO ALLIANCE SA
CENTRAL INDEX KEY: 0001169715
STANDARD INDUSTRIAL CLASSIFICATION: SERVICES-MANAGEMENT SERVICES [8741] IRS NUMBER: 000000000
FISCAL YEAR END: 0831
FILING VALUES:
FORM TYPE: 6-K
SEC ACT: 1934 Act SEC
FILE NUMBER:
FILM NUMBER:
BUSINESS ADDRESS:
STREET 1: 3 AVENUE NEWTON
STREET 2: 78180 MONTIGNY-LE-BRETONNEUX
CITY: FRANCE
STATE:
ZIP: 00000
BUSINESS PHONE: 0113313085
6-K
FORM 6-K
                              SECURITIES AND EXCHANGE COMMISSION
                                      Washington D.C. 20549

                                             FORM 6-K

                                 REPORT OF FOREIGN PRIVATE ISSUER
                             PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                                  SECURITIES EXCHANGE ACT OF 1934

                                            July 8, 2004

                                        SODEXHO ALLIANCE SA
                                         3, avenue Newton
                                   78180 Montigny-le-Bretonneux
                                              France
                             (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F         X                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                                 No       X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents: Fiscal 2002-2003 Nine Month Revenues

                               EXHIBIT LIST

Exhibit           Description

99.1    Fiscal 2002-2003 Nine Month Revenues

                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE SA
By: /s/ Sian Herbert-Jones
-------------------------------
Name:    Sian Herbert-Jones
Title:   Chief Financial Officer

Date: July 8, 2004

EX-99.1
Fiscal 2002-2003 Nine Month Revenues

Code EURONEXT: EXHO.PA / Code NYSE: SDX

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated" , "project ", "plan", "pro forma," and "intend" or future or conditional verbs such as "will," "would," or "may." Factors that could cause actual results to differ materially from expected results include, but are not limited to, those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission (SEC), the competitive environment in which we operate, changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management 's views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring after that date. You are cautioned not to place undue reliance on our forward-looking statements.

                Good Growth in Revenues for the First Nine Months
                               of Fiscal 2003-2004


Paris - July 7, 2004 - (Euronext: EXHO.PA / NYSE:SDX) - Sodexho Alliance's consolidated revenues for the first nine months of fiscal 2003-2004 reached 8.9 billion euro. Organic growth, at a constant consolidation scope and excluding currency effects, accelerated to 4.5%.

Currency effects were a negative 7%, resulting in a 2.4% decrease in revenues as compared to the same period in the prior year.

                                                          Revenues by Activity


Activities                       Nine months     Nine months       Organic        Currency      Acquisitions      Total
In millions of euro              ended May 31,   ended May 31,     growth*        effects                         % change
                                 2003            2004

Food and Management Services :      8,881          8,661            4.4%           -7.0%            0.1%           -2.5%

o North America                     4,319          3,971            4.4%          -12.5%             -             -8.1%
o Continental Europe                2,747          2,882            4.7%           -0.1%            0.3%            4.9%
o United Kingdom and
  Ireland                           1,091            989          - 6.0%           -3.3%             -             -9.3%
o Rest of the World
  (including Remote Sites)            724            819           18.8%           -5.7%            0.1%           13.2%


Service Vouchers and Cards            186            190            7.7%           -5.2%             -              2.5%
                                 ---------       --------        --------       ---------       ----------      ----------
TOTAL                               9,067          8,851            4.5%           -7.0%            0.1%           -2.4%
                                 =========       ========        ========       =========       ==========      ==========

*at a constant consolidation scope and excluding currency effects

Food and Management Services:

In Food and Management Services, organic growth in revenues rose to 3.7% in Business and Industry, 7.0% in Education and 3.0% in Healthcare.


North America

Organic growth in revenues of 4.4% included 6.4% for Education, 4.1% for Healthcare, 32% for Defense and a decline of 0.4% for the Business and Industry.

In the Business and Industry segment, revenues for existing sites showed some improvement as a result of innovative marketing. Furthermore, new clients have chosen us such as Marathon Oil, the U.S. Patent and Trademark Office, and Capital One. However, our clients are carefully monitoring their costs which continues to result in delocalisations and site closings.

The Education segment grew by a strong 6.4% due to good sales growth for existing sites and the opening of contracts, notably with the public school systems in Atlanta and St. Louis. In addition, we enjoyed new sales such as Emory University in Georgia, Tuskegee University in Alabama, and the public school system in Lincoln, Oregon.

In Healthcare, where Sodexho is the uncontested leader, organic growth in revenues was 4.1%. Among our new contracts are the food services for the Delray Medical Center in Florida and Three Rivers Hospital in Missouri, and multi-services for the University of Virginia Health System, Hemet Valley in California, and Wadley Regional Medical Center in Texas.


Continental Europe

Organic growth in revenues was 4.7%, including 4.4% in Business and Industry, 7.7% in Education, and 3% in Healthcare.

In Business and Industry, in an overall economic climate which remains difficult, notably in Northern Europe, the opening of contracts such as Alcatel Space in France, Wal-Mart in Germany, Banco Santander in Spain and Nokia in Finland, contributed to the growth of 4.4%.

Recent commercial successes include La Redoute in France, the Barcelona Cultural Forum in Spain, 30 sites for La Poste in Belgium, and AXA and the August 2005 World Youth Days in Germany.

Growth in the Education segment reached 7.7%, illustrating the strong sales drive of our teams, notably in France, Italy and the Central European countries.

We are becoming increasingly selective in choosing our clients. As a result, revenues in the Healthcare segment grew by 3.0%. Development continued with, for example, the signing of 11 healthcare contracts in France and the award of a multi-service contract for all of the schools and senior residences in the city of Gavle, Sweden.

United Kingdom and Ireland

Revenues decreased by 6%, excluding currency effects. The top priority remains the return of the subsidiary to profitability; however, during the last three months, we signed new contracts such as HBOS plc (18 sites), one of the large British banks, Gillette, the Aintree and Haydock Park race tracks, and two significant new healthcare contracts, the Roehampton and Stoke Mandeville hospitals. The full effect of the latter two long-term contracts (annual revenues of 14 million euros) will be felt once the construction is completed in approximately two years.


Rest of the World

Organic growth achieved 18.8%. In Latin America growth accelerated with successes such as Cosan in Brazil and Itata Cellulosa Arauco in Chili. In Asia, development continued with the signing of contracts including the International Schools of Hong Kong and Singapore, Seagate in China and the Samitivej Hospital in Bangkok. In the Remote Site activity, a contract in the North Sea representing revenues of 30 million euro over three years was signed with the Maersk Group.

Service Vouchers and Cards:

Organic growth in revenues accelerated in recent months and reached 7.7%. New clients include, notably, La Poste in France and Carlsberg in Bulgaria.


For fiscal year 2003-2004, organic growth in revenues will exceed the minimum objectives announced at the beginning of the year. Management currently estimates that organic growth will be closer to 4%.


About Sodexho Alliance

Founded in Marseille in 1966 by Chairman and Chief Executive Officer Pierre Bellon, Sodexho Alliance is the world's leading provider of food and management services. With 308,000 employees on 23,900 sites in 76 countries, Sodexho Alliance reported consolidated sales of 11.7 billion euros for the fiscal year that ended on August 31, 2003. The Sodexho Alliance share has been listed since 1983 on the Euronext Paris Bourse, where its market value totals 3.3 billion euro. The Sodexho Alliance share has been listed since April 3, 2002, on the New York Stock Exchange.




Investor Relations : Jean-Jacques Vironda
Tel : + 33 (1) 30 85 72 03
Fax : + 33 (1) 30 85 51 81
E-mail : jeanjacques.vironda@sodexhoalliance.com

Press Relations : Jerome Chambin
Tel : + 33 (1) 30 85 74 18
Fax : + 33 (1) 30 85 52 32
E-mail : jerome.chambin @sodexhoalliance.com